Filed Pursuant to Rule 433

Registration No. 333-229787

August 10, 2020

Free Writing Prospectus

(To Prospectus dated April 17, 2020 and

Preliminary Prospectus Supplement Dated August 10, 2020)

United States Cellular Corporation

6.250% Senior Notes due 2069

Pricing Term Sheet

Issuer:	United States Cellular Corporation

Expected Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BB / BB+

Security:	6.250% Senior Notes due 2069

Principal Amount:	$500,000,000

Over-Allotment Option:	None

Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	August 10, 2020

Settlement Date:	August 12, 2020 (T+2)

Maturity Date:	September 1, 2069

Coupon:	6.250%

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing December 1, 2020

Price to Public:	$25.00 per note

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at any time on and after September 1, 2025 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Listing:

The Issuer intends to apply to list the Notes on the New York Stock Exchange under the symbol “UZD” and, if the application is approved, expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	911684702 / US9116847024

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Lead Manager:	Citigroup Global Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. TD Securities (USA) LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

PRIIPs:	No PRIIPs key information document (KID) has been prepared as not available to retail clients in European Economic Area or the United Kingdom.

Selling Restrictions:

European Economic Area and United Kingdom

PROHIBITION OF SALES TO EEA AND UK RETAIL INVESTORS - The Notes have not been or may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129.

United Kingdom

Each underwriter: (i) has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”) with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and (ii) has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322 or email dg.prospectus_requests@bofa.com; or Morgan Stanley & Co. LLC, toll-free at 1-800-584-6837; RBC Capital Markets, LLC toll-free at 1-866-375-6829 or email rbcnyfixedincomeprospectus@rbccm.com; UBS Securities LLC, toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or email wfscustomerservice@wellsfargo.com.